NAME OF REGISTRANT: General Mills, Inc.

NAME OF PERSON RELYING ON EXEMPTION: Green Century Equity Fund

ADDRESS OF PERSON RELYING ON EXEMPTION: 114 State Street, Suite 200, Boston, MA 02109

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Proposal Number 6 on General Mills, Inc.’s 2022 Proxy Statement:

Plastic Packaging

General Mills, Inc. Symbol: GIS

Filed by: Green Century Equity Fund

Green Century Capital Management, Inc. seeks your support for the plastic packaging-related proposal filed at General Mills, Inc. (hereby referred to as “General Mills” or “the Company”) in the 2022 proxy statement, which asks the Company to increase its sustainable packaging efforts. The Proponent believes taking such action would serve the long-term interests of the Company by mitigating potential reputational, regulatory, competitive, and market risks.

Resolved: Shareholders request that General Mills issue a report, at reasonable cost and omitting proprietary information, assessing if and how the Company can increase the scale, pace, and rigor of its sustainable packaging efforts by reducing its absolute plastic packaging use.

Supporting Statement: Proponents defer to management on the content of the report, but suggest that indicators meaningful to shareholders may include:

●	Quantitative, time-bound goals for reducing absolute plastic use, reducing virgin plastic use, and increasing post-consumer recycled plastic use; and
●	Annual disclosure of metrics related to the Company’s plastic use, such as reporting on plastic packaging use by weight and unit and portfolio-wide recycled plastic content use.

RATIONALE FOR A “YES” VOTE

1.	Reputational risk – Consumers are concerned about the environmental impact of plastic packaging and are willing to change their shopping habits to avoid it.
2.	Regulatory risk – General Mills may be unprepared to comply with new and upcoming legislation on plastic packaging.
3.	Competitive risk – General Mills’ goal-setting on plastic lags competitors.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; the Green Century Equity Fund is not able to vote your proxies, nor does this communication contemplate such an event. The Green Century Equity Fund urges shareholders to vote for Item Number 6 following the instruction provided on the management’s proxy mailing.

BACKGROUND

Plastic pollution is a growing problem globally. Less than one fifth of all plastic is recycled,1 with the majority sent either to landfill or released into the environment.2 Packaging that is used once and then discarded accounts for around 40% of plastic use today and is a major contributor to the 18 billion pounds of plastic waste that enter oceans and waterways every year. 3

When plastic is released into the environment, it can harm biodiversity and human health. Animals like seabirds and fish can accidentally ingest or entangle themselves in plastic waste, which is estimated to kill over one million marine animals every year.4 When sea animals accidentally eat plastic, the material can also work its way up the food chain to species eaten by humans. As a result, it is estimated that humans ingest about a credit card’s worth of plastic every week.5 While the full extent of its impact on human health is not yet known, current levels of microplastic consumption have been found to cause cell death and allergic responses.6

Plastic production and pollution also contribute to climate change and may undermine the world’s ambitious goal to limit warming to 1.5 degrees Celsius. Plastic production and use are projected to take up 10-13% of the entire remaining carbon budget between now and 2050.7 Plastic that enters the ocean has also been shown to impact the ocean’s ability to sequester carbon, an ecosystem service critical to limiting temperature rise.8

While all types of plastic can negatively impact the environment, certain plastics are more problematic than others. For example, plastic film, which General Mills uses to package cereal and other products,910 can damage traditional recycling equipment and therefore is not commonly curbside recyclable.11 While some plastic film can be brought to drop-off bins in retail stores, options are becoming more limited.12

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1 https://www.nationalgeographic.com/science/article/plastics-facts-infographics-ocean-pollution

2 https://www.unep.org/interactive/beat-plastic-pollution/

3 https://www.nationalgeographic.com/science/article/plastics-facts-infographics-ocean-pollution

4 http://www.unesco.org/new/en/natural-sciences/ioc-oceans/focus-areas/rio-20-ocean/blueprint-for-the-future-we-want/marine-pollution/facts-and-figures-on-marine-pollution/

5 https://www.cnn.com/2019/06/11/health/microplastics-ingestion-wwf-study-scn-intl/index.html

6 https://www.theguardian.com/environment/2021/dec/08/microplastics-damage-human-cells-study-plastic

7 https://www.ciel.org/project-update/plastic-climate-the-hidden-costs-of-a-plastic-planet/

8 https://yaleclimateconnections.org/2019/08/how-plastics-contribute-to-climate-change/

9 https://www.cinnamontoastcrunch.com/

10 https://www.naturevalley.com/products/all-bars

11 https://how2recycle.info/sdo

12 https://www.wastedive.com/news/plastic-film-bag-takeback-chemical-recycling-coronavirus/592503/

Historically, recycling has been touted as the solution to the plastic pollution problem;13 however, to effectively mitigate the worst impacts of this crisis, experts say that reducing global plastic use is key. A landmark study released by the Pew Charitable Trust in 2020 found that current commitments from government and industry will only stem the flow of plastic pollution to the ocean by 7% by 2040 and corporations must reduce their absolute use of plastic by one-third by 2040 in order to bring the plastic pollution problem under control.14

RATIONALE FOR A “YES” VOTE

General Mills uses significant amounts of plastic packaging, including problematic plastics such as flexible plastics. The Company reported in its 2021 Global Responsibility Report that plastic made up 15% of packaging by weight.15 This number increased to 23% of packaging by weight in the 2022 Report.16 The Company provides limited disclosures beyond the proportional make-up of its packaging footprint and does not have measurable, time-bound goals for reducing its use of plastic packaging or increasing its use of recycled content.17 The Company’s lack of goal-setting for plastic reduction is of particular concern to investors given its apparent upward trend in total plastic packaging usage.

1.	Reputational risk

Consumers are increasingly concerned about the plastic waste crisis, and surveys show that they are willing to change their shopping habits to reduce their consumption of plastic packaging. General Mills may become vulnerable to reputational risk if it does not take steps to improve the sustainability of its packaging, especially regarding its use of single-use plastic packaging.

●	A Shelton Group survey found that plastic pollution ranks higher than climate change as the top environmental concern among Americans, likely due to the immediate visibility of the issue to consumers. In the same survey 80% of respondents said that they would change their shopping habits to avoid single-use plastic packaging, if given the option.[18]
●	Eighty-four percent of U.S. shoppers are concerned about plastic and packaging waste, according to a 2021 Consumer Brands/Ipsos survey.[19]
●	According to the 2020 Deloitte Millennial Survey, two-thirds of millennial respondents said they are taking steps to reduce their personal consumption of single-use plastics. Both millennial and Gen Z respondents named protecting the environment as their top societal concern.[20]

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13 https://www.npr.org/2020/09/11/897692090/how-big-oil-misled-the-public-into-believing-plastic-would-be-recycled

14 https://www.pewtrusts.org/-/media/assets/2020/10/breakingtheplasticwave_mainreport.pdf

15 https://www.generalmills.com/-/media/Project/GMI/corporate/corporate-master/Files/About-Us/Commitments/GRR-2021-copy.pdf?rev=c1f975373f1f421bb562ca3bbe0735fc&hash=E7749C34ABA753998D1A4B7BDF780F49

16 https://globalresponsibility.generalmills.com/HTML1/general_mills-global_responsibility_2022_0037.htm

17 https://globalresponsibility.generalmills.com/HTML1/general_mills-global_responsibility_2022_0037.htm

18 https://www.globenewswire.com/news-release/2019/06/19/1871135/0/en/Americans-Are-More-Concerned-About-Plastic-in-Oceans-Than-Climate-Change.html

19 https://www.newsweek.com/87-percent-american-shoppers-concerned-about-plastics-packaging-waste-poll-1617272

20 https://www2.deloitte.com/content/dam/Deloitte/global/Documents/About-Deloitte/deloitte-2020-millennial-survey.pdf

2.	Regulatory risk

As public awareness of the plastic pollution problem grows, many states are regulating single-use plastic packaging. This legislative trend does not show any signs of slowing down, posing potential regulatory risk to General Mills.

●	Since 2021, Maine, Oregon, Colorado, and California have all adopted extended producer responsibility (EPR) laws,[21,22] which hold producers financially responsible for the end-of-life disposal costs of their product packaging.[23] Numerous other states have considered EPR legislation, suggesting that similar laws are likely to pass elsewhere in the coming years.[24]
o	California’s law includes a requirement for producers to reduce plastic use by 25% by 2032.[25] Maine has suggested that producers that wish to minimize their financial obligation associated with the new EPR law should work to reduce the total amount of packaging they produce.[26]
●	States are also passing legislation to require minimum levels of recycled content in consumer packaging. For example, Washington and Connecticut both passed laws in 2021 that will require a minimum percentage of recycled content in certain plastic product packaging sold in the state.[27] Other states may follow suit in the coming years.

General Mills does not currently have a public-facing strategy for reducing its plastic use or increasing recycled plastic content use, indicating that the Company may not be prepared to meet new regulatory requirements for plastic packaging, particularly the required reduction included in the California bill or potential minimum recycled content mandates.

3.	Competitive risk

General Mills lags competitors, as well as other food industry peers, in setting goals to reduce its use of plastic packaging. In a scorecard ranking corporate plastic commitments, shareholder advocacy group As You Sow gave General Mills a D+ grade.28 This grade placed the Company behind 18 others ranked in the scorecard, including competitor The Kellogg Company.

●	Kraft Heinz plans to announce a virgin plastic packaging reduction goal in 2023.[29]

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21 https://www.wastedive.com/news/extended-producer-responsibility-packaging-maine-oregon/602479/

22 https://www.wastedive.com/news/oregon-epr-packaging-truth-in-labeling-living-wage/602640/

23 https://www.worldwildlife.org/blogs/sustainability-works/posts/what-is-extended-producer-responsibility-epr

24 https://www.wastedive.com/news/2021-state-extended-producer-responsibility-recycling/594873/

25 https://www.natlawreview.com/article/california-enacts-epr-law-aimed-single-use-plastic-packaging-and-food-service-ware

26 https://www.maine.gov/dep/waste/recycle/epr.html

27 https://www.natlawreview.com/article/states-and-federal-government-continue-to-advance-plastics-recycling-and-minimum

28 https://static1.squarespace.com/static/59a706d4f5e2319b70240ef9/t/6154c623609b283fdc013b6c/1632945709916/AsYouSow2021_PlasticsScorecard_fin-v2_20210927.pdf

29 https://www.recyclingtoday.com/article/kraft-heinz-reduce-virgin-plastic-in-products/

●	Conagra has a goal to avoid 33 million pounds of plastic packaging by 2025 and has already avoided more than 23 million pounds of plastic.[30]
●	Unilever has goals to reduce its absolute plastic packaging use by 100,000 tons and halve its virgin plastic packaging use by 2025.[31]
●	Nestle plans to cut virgin plastic packaging use by one-third by 2025.[32]
●	Kellogg has a goal to use 10% post-consumer recycled plastic in its packaging by 2025. The company is also a signatory to the Ellen MacArthur Foundation’s New Plastics Economy Global Commitment, through which it will be required to set a plastic reduction goal.[33]

CONCLUSION

Plastic packaging pollution is a rising concern among consumers and is garnering increased attention from legislators. Investors are concerned that General Mills may face material financial risk, which may be mitigated by disclosing further information about its plastic packaging footprint and setting a measurable, time-bound goal to reduce its plastic use.

Shareholders are urged to vote FOR the proposal asking General Mills to reduce its use of plastic packaging.

For questions regarding this proposal, please contact Annie Sanders, Green Century Capital Management, asanders@greencentury.com.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; the Green Century Equity Fund is not able to vote your proxies, nor does this communication contemplate such an event. The Green Century Equity Fund urges shareholders to vote for Item Number 6 following the instruction provided on the management’s proxy mailing.

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30 https://www.conagrabrands.com/citizenship-reports/conagra-brands-citizenship-report-2021

31 https://www.unilever.com/planet-and-society/waste-free-world/rethinking-plastic-packaging/

32 https://www.nestle.com/ask-nestle/environment/answers/tackling-packaging-waste-plastic-bottles

33 https://ellenmacarthurfoundation.org/global-commitment/signatory-reports/ppu/kellogg-company